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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *

                           ------------------------


                       AMPAL-AMERICAN ISRAEL CORPORATION
                               (Name of Issuer)

                           ------------------------


                   CLASS A STOCK, PAR VALUE $1.00 PER SHARE

                        (Title of Class of Securities)

                           ------------------------


                                  032015 10 9

                                (CUSIP Number)

                           ------------------------


                                YOSEF A. MAIMAN
                             MERHAV (M.N.F.) LTD.
                         33 HAVAZELET HASHARON STREET
                                HERZLIYA PITUAH
                                 972-9-9501735

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------


                               DECEMBER 18, 2001


            (Date of Event which Requires Filing of this Statement)
==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                        (Continued on following pages)


                              Page 1 of 10 Pages

CUSIP NO. 032015 10 9

   1  |    Name of Reporting Person
      |    YOSEF A. MAIMAN
      |
      |    IRS Identification Nos. of Above Person (entities only)
      |    NOT APPLICABLE (NATURAL PERSON)
----------------------------------------------------------------------------
      |    Check the Appropriate Box if a Member of a Group (See Instructions)
      |
   2  |    (a)  [ ]
      |
      |    (b)  [ ]
----------------------------------------------------------------------------
   3  |    SEC Use Only
----------------------------------------------------------------------------
   4  |    Source of Funds (See Instructions)
      |    BK, PF
----------------------------------------------------------------------------
   5  |    Check if Disclosure of Legal Proceedings is Required
      |
      |    Pursuant to Items 2(d) or 2(e)    [ ]
----------------------------------------------------------------------------
   6  |    Citizenship or Place of Organization
      |    ISRAELI AND PERUVIAN
----------------------------------------------------------------------------
                             |  7   |    Sole Voting ower
              Number of      |      |    0
                Shares       -----------------------------------------------
             Beneficially    |  8   |    Shared Voting Power
                Owned        |      |    0*
                             -----------------------------------------------
                             |  9   |    Sole Dispositive Power
                             |      |    0
                             -----------------------------------------------
                             |  10  |    Shared Dispositive Power
                             |      |    0*
                             -----------------------------------------------
   11  |   Aggregate Amount Beneficially Owned
       |   0*
----------------------------------------------------------------------------
   12  |   Check if the Aggregate Amount in Row (11) Excludes
       |   Certain Shares (See Instructions)
----------------------------------------------------------------------------
   13  |   Percent of Class Represented by Amount in Row (11)
       |   0*
----------------------------------------------------------------------------
   14  |   Type of Reporting Person (See Instructions)
       |   IN
----------------------------------------------------------------------------
*As described in this Schedule 13D, Mr. Maiman has signed an agreement in principle relating to the possible acquisition of approximately 11,500,000 shares of AMPAL-American Israel Corporation, representing approximately 58% the outstanding shares of such company. Until the definitive share purchase agreement has been executed, Mr. Maiman disclaims beneficial ownership of such shares.


                              Page 2 of 10 Pages

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D relates to the Class A stock, $1.00 par value (the "Shares"), of AMPAL-American Israel Corporation, a corporation incorporated under the laws of New York ("Ampal"). The Shares are listed on the NASDAQ. The address of Ampal's principal executive offices is 1177 Avenue of the Americas, New York, New York.

Item 2.   Identity and Background.
          -----------------------

          (a), (b), (c), (f) This Schedule 13D is being filed by Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru
("Mr.Maiman").

          Mr. Maiman is currently the President of Merhav (M.N.F) Ltd., an Israeli corporation, and his business address is 33, Havazelet Hasharon St., Herzliya, Israel.

          (d), (e) During the last five years, Mr. Maiman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Maiman expects to finance the acquisition of the Shares described in this Schedule 13D through a combination of (i) personal funds,
(ii) a long-term loan, and (iii) a short-term loan, although no definitive determination has been made at this time as to the source of funds.

          The financing of the acquisition is still under negotiation with several banks that have shown interest in the financing.

Item 4.   Purpose of Transaction.
          ----------------------

          The purpose of the transaction is to acquire control of Ampal.

          Following the completion of the transaction, Mr. Maiman intends continuously to review all aspects of his potential investment in Ampal, including the market price of the Shares, Ampal's business operations, financial results and condition and prospects, and in general economic and industry conditions related to the business.

          On October 22, 2001 Rebar Financial Corp. ("Rebar") and its controlling persons, Raz Steinmetz and Daniel Steinmetz, filed a Schedule 13D reporting that they were considering the possible disposition of Rebar's ownership interest in Ampal.

          On December 18, 2001, Rebar and its controlling persons, Raz Steinmetz and Daniel Steinmetz, entered into an Agreement in Principle (the "Agreement") with Mr. Maiman regarding the sale by Rebar and its controlling persons of their Shares to Mr. Maiman.


                              Page 3 of 10 Pages

          The Agreement provides, among other things, for the following:

          1. The purchase from Rebar of approximately 11,500,000 Shares by a company to be organized by Mr. Maiman, for a total consideration of approximately $89,930,000. in cash.

          2. The negotiation in good faith and as expeditiously as practicable of a definitive share purchase agreement.

          The consummation of the transaction is subject to (i) the completion by Mr. Maiman of accounting and legal due diligence, (ii) the obtaining of all corporate and regulatory approvals, consents and/or authorizations, (iii) the execution of a definitive share purchase agreement, and (iv) a closing not later than 30 days from the execution date of a definitive purchase agreement.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) Once the definitive purchase agreement has been executed, Mr. Maiman will beneficially own an aggregate of approximately 11,500,000 Shares, which represents approximately 58% of the total outstanding Shares. Until such time Mr. Maiman disclaims beneficial ownership of such Shares.

          (b) As a result of the execution of the definitive purchase agreement, Mr. Maiman will have the power to vote or direct the vote or to dispose or to direct the disposition of approximately 11,500,000 Shares.

          (c) Other than as described in this Schedule 13D, there were no transactions in the Shares effected during the past sixty days by Mr. Maiman.

          (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that will be owned by Mr. Maiman.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -----------------------------------------

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Maiman and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


                              Page 4 of 10 Pages


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Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Exhibit                    Description
-------                    ------------

A.        Agreement in Principle.



                              Page 5 of 10 Pages

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 28, 2001




                                             by /s/ Yosef A. Maiman
                                                ---------------------------
                                                     Yosef A. Maiman











                              Page 6 of 10 Pages

                                 EXHIBIT INDEX



Exhibit No.        Description                                       Page
----------         -----------                                       ----

A.                 Agreement in Principle dated December 18, 2001
                   between Yosef A. Maiman and Rebar Financial Corp.   8









                              Page 7 of 10 Pages

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                                                                     EXHIBIT A



December 18, 2001



Mr. Raz Steinmetz

                                                                  Confidential

Dear Raz:



Re:  AMPAL - American Israel Corporation - Acquisition of Shares

     1. Following our recent discussions, this is to confirm in writing our agreement in principle with regard to the purchase by a company (the "Buyer") organized by us, from Rebar Financial Corp. (the "Seller") of approximately 11,500,000 shares of Class A Stock of AMPAL - American Israel Corporation ("Ampal" or the "Company") (the "Shares"). The Shares represent approximately 58% of the outstanding shares (51% on a fully diluted basis) of Ampal. The purchase price for the Shares will be USS$7.82 per share, or a total consideration of approximately US$89,930,000 (the "Consideration").

     2. We will negotiate in good faith, as expeditiously as practicable, with the Seller a definitive share purchase agreement (the "Definitive Agreement"). The consummation of this transaction is subject to: (i) completion by the Buyer of accounting and legal due diligence of Ampal and its subsidiaries to Buyer's reasonable satisfaction, (ii) the obtaining of all corporate and regulatory approvals, consents and/or authorizations of any kind necessary to conclude such Transaction, (iii) execution of the Definitive Agreement, which agreement shall include representations and warranties by the Seller with regard to ownership of the Shares and their being sold free and clear of any lien, encumbrances or any third party being sold free and clear of any lien, encumbrances or any third party rights and shall contain such other customary terms and conditions, all in a form reasonably acceptable to both parties, and (iv) a closing date not later than 30 days from the execution date of the Definitive Agreement (subject to reasonable extensions if required to obtain any regulatory clearance) at which, subject to terms and conditions set forth in such Definitive Agreement, the Consideration shall be paid in full upon transfer of all such Shares free and clear form any lien, encumbrances or any other third party right (other than restrictions imposed by reason of the United States securities laws). The parties shall use their good faith best efforts to execute the Agreement no later than January 31, 2002. The parties understand that the Definitive Agreement shall not contain any representations and warranties on the part of the Seller of Ampal with regard to valuation of assets (including net asset value) or realizable values of assets values of assets, except (subject to paragraph 5 below) with respect to any investee company or companies that ceased business, who laid off all of their employees (other than a token workforce), or with respect to which a receiver was appointed or a similar insolvency filing was made, in each case prior to the date on which Ampal's Quarterly Report on Form 10-Q for the period ended September 30, 2001 was filed with the United States Securities and Exchange Commission, such that a write-off or write-down in the book value of the investment in such investee company should have been reflected in the balance sheet included in the consolidated financial statements of Ampal as at September 30, 2001.

     3. Subject to any disclosure as required by law, the parties shall keep the Transaction, as described in this letter, strictly confidential. Neither party may make any form of announcement or disclosure concerning the existence or terms of this letter without the prior written consent of the other, unless and only to the extent required by law. The parties will use their best endeavors to safeguard the confidentiality of the transaction and applicable terms as described in this letter, and the undersigned confirm the terms of the Nondisclosure Agreement entered into among the Buyer, the Seller and Ampal dated November 28, 2001, which shall continue in force in accordance with its terms without regard to any termination of this agreement in principle.


                           Page 8 of 10 Pages

     4. Seller hereby grants to Buyer a no-shop commitment and agrees not to enter into or negotiate, directly or indirectly, with any entity, a potential transaction affecting the Shares as long as this agreement in principle is in effect and has not been terminated. Seller further agrees to refrain from causing any material change in the Company's business, assets or liabilities without Buyer's approval, which shall not be unreasonably withheld. Buyer understands and confirms that Ampal may in the ordinary course of business acquire and dispose of portfolio investments, provided it shall promptly report so to Buyer, and that Ampal may in the ordinary course of business acquire and dispose of portfolio investments, provided it shall promptly report so to Buyer, and that Ampal intends to dispose of its interest in Amethyst Ventures, a Korean limited partnership engaged in venture capital investing activities, and that none of these transactions shall require the consent or approval of the Buyer.

     5. Upon receipt of an executed copy of this letter agreement on behalf of the Seller, both parties shall commence the negotiation of the Definitive Agreement and we will be entitled to initiate the due diligence process of Ampal and its subsidiaries. Both parties shall use best efforts to expedite the conclusion of this Transaction as expeditiously as practicable. It is understood that the due diligence investigation shall be limited to legal and accounting related matters as specified in Section 2, above, and that subject to the following the Buyer shall not propose any adjustments to the Consideration on account of estimates of net asset value or other valuation matters. In addition, in the event the Buyer determines as a result of its due diligence investigation that the financial statements of Ampal as at September 30, 2001, do not disclose liabilities or the balance sheet of Ampal as at such date does not properly account for liabilities or reflect asset carrying values such that adjustments should be made for purposes of computing the Consideration, the parties agree that (a) no such adjustment shall be made in the Consideration if the asserted additional liabilities or adjustments to carrying value result in a decrease (computed on an after-tax basis and after taking account any positive adjustments in assets or reductions in liabilities) in the aggregate of the consolidated stockholders equity of Ampal of 4% or less of the consolidated stockholders equity of Ampal as at September 30, 2001,
          (b) if the total of such adjustments to liabilities and asset carrying values would result in a decrease (computed on an after-tax basis and after taking account ay positive adjustments in assets or reductions in liabilities) in the aggregate of the consolidated stockholders equity of Ampal of more than 4% of the consolidated stockholders equity of Ampal as at September 30, 2001, then the Consideration may be adjusted appropriately in an amount equal to the net reduction in assets and increase in liabilities attributable to the Shares, but only on account of any asset reductions and liability increases to the extent they total on a net basis more than 4% of consolidated stockholders equity, and (c) if the total of such adjustments would result in a decrease (computed on an after-tax basis and after taking account any positive adjustments in assets or reductions in liabilities) in the aggregate of the consolidated stockholders equity of Ampal of more than 10% of the consolidated stockholders equity of Ampal as at September 30, 2001, then the Seller shall have the right to terminate this agreement in principle and neither party shall have any obligations to the other arising out of this letter agreement; however, if Buyer will agree to a reduction in the Consideration of only 6% of the consolidated stockholder's equity of Ampal at September 30, 2001 attributable to the Shares, then this agreement in principle will not be so terminated.

     6. This letter of agreement in principle shall become null and void if the undersigned does not receive the executed copy on behalf of the
          Seller by                           .

     7.   This agreement in principle, once executed by Seller as stated in
          Section 6 above, shall become valid and binding, but will terminate, unless otherwise agreed to in writing by both parties, if the parties fail despite their good faith best efforts to enter into the Definitive Agreement by January 31, 2002.


                           Page 9 of 10 Pages

          I am looking forward to concluding and closing this transaction on the terms set forth in this letter. Please execute a copy of this letter and return it to us to evidence your agreement with the foregoing.

                                        With kind regards,



                                        /s/ Yosef A. Maiman
                                        ----------------------------
                                        Yosef A. Maiman

                                        [On behalf of Buyer]


The undersigned agrees to and accepts the agreement in principle as stated:

Rebar Financial Corp.


By: /s/ Raz Steinmetz
    ------------------------
          Raz Steinmetz






                           Page 10 of 10 Pages